EXHIBIT 99.1

October 5, 2011

Immediate Report

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On October 4, 2011 in the afternoon, the report of the committee appointed by the Ministers of Communications and Finance to review and revise Bezeq's tariffs and to set wholesale service tariffs for fixed-line communications ("the Committee") was published.

The Committee report includes, inter alia, recommendations on the following subjects:

-
Development of a wholesale market and a requirement for the holders of general fixed-line operator licenses to provide service and allow use of their infrastructures to enable other communications license-holders to provide services for end users;

-	Arrangement of wholesale service prices;

-
Cancellation of the structural separation obligation in the field of fixed-line communications and other fields in the telecommunications sector, with the exception of multi-channel television, which will be cancelled after television broadcasts are possible to operate over the Internet infrastructure;

-	Transition to control of the Company's retail prices by a maximum price method (rather than a fixed tariff).

-	The Committee sees the importance of promoting the activities of the communications company that will operate on the infrastructure of the Israel Electric Corporation.

The Company is studying the Committee's report, and at this stage is unable to estimate the effect of the report on its business results, due to, inter alia, its dependence on the manner of its adoption and implementation.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.